SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MediaMind Technologies Inc.
(Name of Subject Company)

MediaMind Technologies Inc.
(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

58449C100
(CUSIP Number of Class of Securities)

Vered Raviv-Schwarz
General Counsel and Corporate Secretary
135 West 18th Street, 5th Floor
New York, NY 10011
(646) 202-1320
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
William Aaronson
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

  ☒      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The attached transcript is from a conference call and webcast hosted by MediaMind Technologies Inc. (the “Company”) and DG FastChannel, Inc. (“DG”) on June 16, 2011.  Participants in the conference call and webcast included Gal Trifon, CEO of the Company, and Scott Ginsburg, CEO of DG.  The webcast was open to the general public.

Forward Looking Statements

The attached transcript contains forward-looking statements that are not historical facts. These statements include descriptions regarding the intent, belief or current expectations of the Company or its officers with respect to the future consolidated results of operations and financial condition of the Company, the continued global growth of digital advertising, the Company's ability to continue to gain market share and capitalize on the anticipated global growth of digital advertising and the Company’s ability to execute its strategic plans, including consummation of the M&A transaction announced herein. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance or achievements to be materially different from those expressed or implied in the forward-looking statements as a result of various factors and assumptions, including factors discussed under the heading “Risk Factors” in our final prospectus related to the Company’s initial public offering filed on August 12, 2010, the Company’s Annual Report on form 10K filed on March 8, 2011 and additional reports the Company files with the Securities and Exchange Commission.

CORPORATE PARTICIPANTS

Scott Ginsburg
DG Fastchannel Inc - Chairman, CEO

Omar Choucair
DG Fastchannel Inc - CFO

Gal Trifon
DG Fastchannel Inc - Chief Digital Officer

Neil Nguyen
DG Fastchannel Inc - Pres., COO

CONFERENCE CALL PARTICIPANTS

Jason Helfstein
Oppenheimer & Co. - Analyst

Jordan Rohan
Stifel Nicolaus - Analyst

Darren Aftahi
Northland Securities - Analyst

Mark Skitovich
Piper Jaffray - Analyst

Rich Ingrassia
Roth Capital Partners - Analyst

Mitch Bartlett
Craig-Hallum Capital Group - Analyst

PRESENTATION

Operator

Good morning, and welcome to the DG and MediaMind conference call. My name is Natasha and I will be your operator for today. At this time all participants are in a listen-only mode. We will facilitate a question-and-answer session at the end of the conference. As a reminder, this conference is being recorded for replay purposes. I would now like to hand the conference over to Mr. Scott Ginsburg, Chairman and CEO of DG. Mr. Ginsberg, you may proceed.

Scott Ginsburg - DG Fastchannel Inc - Chairman, CEO

Thank you, Operator, and good morning, everyone. We appreciate you joining us on such short notice. I am Scott Ginsburg, Chairman and Chief Executive Officer of DG. Joining me today is Neil Nguyen, President and Chief Operating Officer, and Omar Choucair, Chief Financial Officer, as well as Gal Trifon, President and CEO of MediaMind. Before we begin, I will ask Omar to read the Safe Harbor statement.

Omar Choucair - DG Fastchannel Inc - CFO

Good morning, everyone. I would like to remind listeners that today's discussion may contain certain forward-looking statements related to both DG and MediaMind, including the expansion of our digital distribution network and demand among certain clients for digital audio and video media services. These statements are based on economic marketing conditions as of June 16, 2011, and assume no material changes from conditions that exist today. The companies can give no assurance as to whether these conditions will continue, or if they change, how such changes may affect the Company's current expectations. While the companies may from time to time revise this outlook, it assumes no obligation to do so.

Listeners are further cautioned that these forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those projected. Such risks and uncertainties include the Company's ability to integrate recent acquisitions and other risks related to DG's business or MediaMind's business, which are set forth in DG's and MediaMind's filings with the SEC, respectively. Today' s call and webcast will include non-GAAP financial measures within the meaning of SEC Reg G. A reconciliation of all non-GAAP financial measures to those most directly comparable financial measures calculated and presented in accordance can be found in today's release.

At this time I'll turn the call back over to Scott.

Scott Ginsburg - DG Fastchannel Inc - Chairman, CEO

Thank you, Omar.

As you have seen, today we announced our agreement to acquire MediaMind in an all-cash transaction. We are very excited about this game-changing combination. MediaMind is a unique asset, with tremendous people, products, and services in the fast-growing, $71 billion, global, online advertising market. It has a superb international footprint and broad agency relationships. This transaction will firmly position our Company as one of the premier global digital media and advertising technology providers.

MediaMind's online business fits well with our unparalleled distribution platform for high-value broadcast content, enabling advertisers to most effectively connect with audiences worldwide. To give you a sense of what we're creating, the Company has had in excess of $100 million in digital advertising revenue on a pro forma basis for the 12 months ending March 31. 2011. In 2010, MediaMind delivered campaigns for 9,000 brand owners, using approximately 3,800 media and creative agencies across 8,200 global web publishers in 64 countries. And because our businesses are so complementary, we don't expect any meaningful revenue attrition. Post-close, no one customer will represent more than 5% of DG's total revenue.

I'm also very pleased that MediaMind's talented team, led by Gal Trifon, will be joining DG. Gal is truly a visionary in this space. His expertise in building and delivering online advertising services is unmatched in the industry. We are certain his whole team will be a significant asset to DG going forward. Gal will serve as DG's Chief Digital Officer, and will report directly to President and CEO Neil Nguyen. Additionally, Ofer Zadikario MediaMind's Chief Solutions Officer, will join DG in the same position.

As you know, DG's offerings are predominantly focused on serving the television market. We know this space, we like the space, and we think there is a lot of growth in this space, especially given the shift to HD formats. For some time, as we've laid out how we plan to grow our business over the long-term, we've talked about four strategic growth priorities. Simply stated, they are --one, bringing our technology to the direct response market; two, establishing a global network; three, expanding our footprint in the online digital advertising market; and considered use of our financial resources. For example, we made significant progress in the direct response market through the Treehouse acquisition, and other transactions we have completed were done with these goals in mind.

We believe that the MediaMind transaction we've announced today will effectively address our three other strategic growth priorities. As we sought opportunities to help us expand our footprint in the online advertising market, one company stood out as an emerging leader in this fast-growing space. Put simply, we've admired Gal and his business for years. Our due diligence confirmed that MediaMind is far and away the best company for us to partner with in order to take advantage of the very strong trends in online advertising. We will now be able to offer our clients a single solution for advertising, creation, distribution, and monitoring for global cross-platform campaigns. Together with our combined advertiser and publisher reach, we will have critical mass and we will be well-positioned to gain additional market share and drive long-term growth.

Importantly, this transaction also gives us significant international presence, catapulting us towards establishing a global network. The acquisition of MIJO in Canada was our first foray outside of the US, and now with this acquisition, we add MediaMind's extensive international footprint to expand our reach beyond North America. We will now have the ability to serve a global customer base and accelerate our penetration of high-growth markets in Latin America, Asia, and EMEA. With MediaMind, we'll be able to do this significantly faster than we would as a stand-alone entity.

MediaMind's footprint encompasses 37 sales offices in 64 countries, 72% of MediaMinds revenue is from outside the US, with month of that in some of the fastest-growing markets in the world. DG will now be able to leverage its portfolio of products through multiple channels with a combined global sales force.

Additionally, this transaction makes financial sense for DG. I'll let Neil explain that in more detail in a few minutes, but I'll begin by telling you that our acquisition is fully financed and is expected to be accretive to DG's non-GAAP EPS in 2012.

I'd also like to note that MediaMind brings with it to DG approximately $100 million of cash on its balance sheet. As we look to the future, the Company will continue to have financial flexibility, with $100 million of cash on its balance sheet, or better, and an additional $100 million revolver that will be untapped.

Before I turn the call over to Gal, I want to note that today we also announced a three-year partnership agreement with SmartJog, establishing a global platform to distribute television content to over 70 countries and 5,000 stations worldwide. This clearly represents another important step in our international expansion strategy. Additionally, we believe we can leverage the international footprint we've gained with the MediaMind acquisition to further grow our broadcast distribution business.

With that introduction, here's Gal to tell you more about his company.

Gal Trifon - DG Fastchannel Inc - Chief Digital Officer

Thank you, Scott. Let me echo Scott's sentiments and begin by saying that all of us at MediaMind are extremely excited about this transaction and look forward to joining the DG team. We also share Scott's view that this transaction makes strategic sense for both companies. Not only does it involve a substantial immediate premium for our shareholders, but it also is the most logical step to take our Company to the next level.

I'll explain why it makes sense for MediaMind in a moment, but first let me step back and discuss the economics that have made our business what it is today. I'll talk about the trends driving the online advertising markets. Online advertising is the fastest-growing advertising category, expected to reach $100 billion by 2013. Demand for online brand marketing through reach media and video advertisements was steep upwards growth trajectory, growing at compound annual growth rate of more than 40% over the next three years.

Much of the demand is being driven by several phenomena that have changed and will continue to change how we access and retrieve information. These phenomena are creating enormous growth opportunities in online advertising. MediaMind is at the front of online advertising since its inception over 12 years ago. We provide thousands of advertisers and agencies globally with an end-to-end solution to plan, buy, deliver and optimize advertising campaigns across multiple one media sources through an integrated platform. We deliver billions of ad impressions daily to over 700 million unique users worldwide with unmatched global presence.

Our platform was used by over 9,000 advertisers, reaching 64 countries in 2010, and we continue to experience significant growth in active advertiser count of over 30% this year. Rich media and video advertising are at the core of our business, and we do see fast growth in delivery of video-based advertising by our customers, exceeding 40% in the first quarter alone. With Facebook and other means of social media becoming an integral facet of our society, Facebook impressions, ThreatFire platform grew exponentially in 2010, compared to previous year.

At the same time, mobile media, driven by explosive growth in tablets and smart phone adoptions, is another major growth opportunity. According to comScore, users accessing mobile media increased nearly 40% in 2010, as compared to the prior year.

MediaMind is well-positioned to benefit from these megatrends by leading the use of social and mobile advertising for our advertisers and agencies globally. With all these growth opportunities, why does this transaction makes sense -- strategic sense to MediaMind? Where we are today, we are well-positioned to gain additional market share. But by joining DG, we add scale, which will help us get there even much faster. DG is committed to supporting and growing our online platform, building upon our already extensive international footprint for increased penetration in high-growth markets.

Together with DG, we plan to significantly enhance our online video solution to MediaMind's online advertisers and offer leading online advertisers platform to 3G long list of premium TV advertisers. The outcome will significantly grow our addressable market opportunity. And it is increasingly important to offer a broader range of products and solutions to remain competitive. Advertisers are increasingly demanding multiple ad formats and data-driven functions that need to be distributed across various media platforms. We're excited to become part of an integrated service offering that includes television in addition to online advertising solutions, including online video.

I would like to thank all the MediaMind employees that brought their hard work, innovation, and dedication got us to this day, and believe that joining DG will create new, exciting opportunities for them.

I will now turn it over to Neil Nguyen, DG's President and Chief Operating Officer.

Neil Nguyen - DG Fastchannel Inc - Pres., COO

Thanks a lot, Gal. I would like to start by saying that we're all excited and welcome the MediaMind employees around the world to be part of the DG family. We believe this transaction is compelling for both DG and MediaMind shareholders, and DG shareholders will benefit from the upside potential of adding MediaMind's unique platform.

As Scott had mentioned earlier, this transaction is fully financed, and we expect that it will be accretive to DG's non-GAAP EPS in 2012. DG expects to realize approximately $15 million in cost synergies identified to date, with clear opportunities for enhanced revenue growth. By achieving a successful integration as we have in past transactions, we can drive strong top- and bottom-line performance going forward.

DG will also accelerate growth and value creation by cross-marketing to both of customer bases. Gaining access to new international markets will also drive growth. As we've said previously, one of the things we look at for acquisition is to find businesses with strong and potentially growing EBITDA margins. MediaMind's platform is growing and scalable and as the business accelerates, we believe there is option for margin expansion. We are proud of our track record of developing business, successfully integrating them on our platform and realizing additional upside growth.

In terms of synergies, on eight acquisitions prior to Treehouse and MIJO, totaling $347 million, we achieved $37 million in cost synergies, or roughly 10.5%, while exceeding our initial synergy estimates. We are also very proud of the fact that we successfully retained senior leadership in the transaction we have done to date, and that will be the case here. Gal and his talent team are key additions to the DG family, and will greatly enhance our expertise. Together with MediaMind, DG will be one of the premier global digital media and advertising technology providers.

I thank you for joining us today, and we're now happy to take your questions.

QUESTIONS AND ANSWERS

Unidentified Company Representative - DG Fastchannel Inc

Operator, we'll take questions now, please.

Operator

(Operator Instructions)

Jason Helfstein with Oppenheimer.

Jason Helfstein - Oppenheimer & Co. - Analyst

Hi, thanks. Can you hear me?

Scott Ginsburg - DG Fastchannel Inc - Chairman, CEO

Yes, Jason.

Jason Helfstein - Oppenheimer & Co. - Analyst

Okay. First, I want to say congratulations on the deal, and you know me, I don't say congratulations too often. I think this makes a lot of sense for both parties. So Scott, maybe start out -- several years ago when you guys bought Enlivened to get the Unicast assets, I think the logic originally was there would be synergistic effects as far as cross-selling products, and I think those assets, we know, did not nearly have the scale at scale of MediaMind's assets. So just talk about how you think you will be able to achieve cross-selling benefits in this type of transaction, and then when you layer on top of that the additional announcement this morning to get global distribution to your platform, how that adds what we'll call a third leg to the stool. And then secondly, Omar, can you just talk about the financing terms with respect to the debt to the deal? Thanks.

Scott Ginsburg - DG Fastchannel Inc - Chairman, CEO

Jason, thank you for the comments, they're appreciated. As we began looking at the 2 growth areas in media, and communications, it really was television broadcasting and the Internet. As we looked at that several years ago and began to diversify into the Internet, we got our feet wet with the acquisition of the Enliven assets and now have been working with the Unicast brand to deploy online campaigns on behalf of large publishers. And we have found that as we tried there to make that both a publisher and an agency platform, we found that we were somewhat far behind. A couple of companies, but most particularly were admiring of the MediaMind platform for how well it was doing in the agency business. It wasn't that they at MediaMind had ignored publishers, but their program and their plan for a worldwide deployment was excellent.

So what I saw there was a opportunity to go meet, about 4 or 5 years ago, a gentleman in New York, and his name was Gal Trifon. When I sat down with Gal, we began a dialogue that has gone obviously well for a period of time and a period of years. What we see here now is the opportunity to use each other's platforms for the benefit of the other. Gal and his team have projected about $100 million of revenue this year, with the preponderance of it being outside of the US. DG has a North American business that preponderantly is in the US, and we think that we'll be able to, as we expand our global broadcast distribution business, be able to take advantage of his company's contacts around the world. They're in 64 countries, dealing with agencies, in excess of 3,500 agencies, and on behalf of over 9,000 brand owners.

So in addition, when you see today, we announced that we would be deploying our broadcast network around the globe with a partnership with SmartJog, owned by TDF, a French company, it gives us this opportunity to take this broadcast network and deploy it around the world to virtually every broadcast location in the world and be able for that platform to take synergistic advantage of what Gal has built around the world.

So if there ever was a perfect strategic fit, this is it. We just, as we look at it, we think that there are huge opportunities beyond just, okay, well this is a broadcast platform and this is an online platform. We see opportunities that Neil will talk about in a moment to build something even greater so that one plus one of does equal three.

I'm going to let Omar answer the finance question, and then I'd like Neil and perhaps Gal to talk about what they see in terms of the two companies coming together.

Omar Choucair - DG Fastchannel Inc - CFO

Thanks, Scott, and good morning, Jason.

We, the Company, partnered with 2 of the premier banks to obtain a fully committed debt financing plan to fund this transaction upon closing, and between JPMorgan Chase and Bank of America Merrill Lynch, the Company is very proud to be associated and partnered with both of those banks. As the Company looked at the target and looked at MediaMind, obviously we looked at the leverage levels of the combined Company very carefully. The Company's really set to take advantage of a strong credit market and attractive financing rates that are available for transactions of this size and caliber and profile. As we look down the road, obviously the Company continues to deliver strong free cash flow, and the Company expects to de-lever very quickly due to that profile of the combined Company.

I think, Scott had also mentioned, Jason, post-close the Company will have significant liquidity, with over $100 million of cash and access to a $100 million revolver. So I guess as we look at the financing plan with the partners that we've selected, the Company is well-prepared to move forward and then close and move beyond the close with both parties together.

Jason Helfstein - Oppenheimer & Co. - Analyst

Can I ask, what is the interest rate you're paying on the debt?

Omar Choucair - DG Fastchannel Inc - CFO

I think the Company looked at a number around 5%, so I think that's probably a number that you guys should look and consider. So 5% all in.

Jason Helfstein - Oppenheimer & Co. - Analyst

Thank you.

Omar Choucair - DG Fastchannel Inc - CFO

You're welcome.

Neil Nguyen - DG Fastchannel Inc - Pres., COO

So Jason, I'll just add to Scott's comment. As you know, we've surveyed the landscape for quite a while. We've stated clearly that over the period of time that we've owned Unicast assets, the management team at Unicast has transformed that business into the market leading publisher solution in the industry. And with MediaMind, what we have is a very unique platform play. It is one of the very few platforms that can handle all facets of mediums across the advertising landscape. So they are strong in display, they're strong in standard rich media, custom rich media, online video, mobile, social network.

And as you've heard we've talked about, historically about our strategy, that we view the world at one point, that it is just a set of IP devices that we need to deliver content to. This platform that MediaMind has built over the last 5 years and beyond, will allow us to anchor our digital strategy and convergence onto this business. So with that, I'll ask Gal to add a little bit more to it as well from his perspective, from an online view.

Gal Trifon - DG Fastchannel Inc - Chief Digital Officer

Absolutely. Well, we're very excited, and the reason is that we feel there's a combination of short-term opportunities for us to continue and expand, and then much greater long-term vision. So in terms of short-term, what we see as opportunities just really approaching the very significant premium customer base of DG, and offering them a holistic approach to digital media. Instantaneously, a lot of them can just gain access to a great solution that they can deliver on a global basis for our existing products, and that's very exciting and very much in line with our effort of covering large advertisers.

Then secondly, we see a great opportunity to innovate in the area of online video. We've been very active and successful with online video, but what DG does to our online video success is bring us tremendous traction on the TV side with advertisers that are used to spending a lot of money on TV advertising and are looking ways to transition the same budget and the same creative into the online advertising environment. If we connect these 2 systems, we believe we can create significant leadership and significant demand for online advertising for the entire industry.

So these 2, alongside just the combination, the very effective combination of what Unicast does on the service side and technology side, with what we do on the buy side and very broadly based on the technology platform, creates a significant, immediate lift in our business, we believe. There's work to do, but the sense of it is very strong.

And then when we think about the future, we're looking at the number 1 and number 2 advertising mediums in terms of spend being TV and online. Online has already passed through some of the more traditional channels, and we stand in front of an opportunity to really be the leaders in convergence of these 2 platforms. Consumers are already using TV to watch computer-based content; they use computers to watch online video and TV content. It just makes total sense for the advertisers to look at these 2 channels as one. We're looking to build, and a lot of my time will be spent building the future convergence of TV and online, which I'm sure will be an exciting opportunity for our clients and for the employees of MediaMind.

Unidentified Company Representative - DG Fastchannel Inc

Operator, will take next question, please.

Operator

Nathaniel Brogadir of Stifel Nicolas.

Jordan Rohan - Stifel Nicolaus - Analyst

Hey, it's Jordan Rohan here. Congratulations on the deal. Question is on the combined digital advertising revenues. I seem to remember that DG FastChannel has a lot of business with Microsoft. Clearly, MediaMind has traditionally had a lot of business from Microsoft, though that percentage has gone down over the years. Can you talk to me about what the combined percentage of that $100 million in trailing revenues combined, how much is related specifically to Microsoft, either as a publisher or on behalf of other clients? Thanks.

Neil Nguyen - DG Fastchannel Inc - Pres., COO

> Hey, Jordan, welcome. On an aggregate basis, between the 2 companies, it represents less than 5% of our total Company revenue.

Jordan Rohan - Stifel Nicolaus - Analyst

Okay. But a greater percentage, obviously, of the ad serving revenue, correct?

Neil Nguyen - DG Fastchannel Inc - Pres., COO

Yes. On the digital, pure digital side of the business, it represents a greater number than 5%, but on an aggregate basis of the combined companies, it represents less than 5%.

Jordan Rohan - Stifel Nicolaus - Analyst

Okay. Thank you very much, guys, and congrats on the deal.

Neil Nguyen - DG Fastchannel Inc - Pres., COO

Thank you.

Operator

Darren Aftahi with Northland Securities.

Darren Aftahi - Northland Securities - Analyst

Good morning, guys. Thanks for taking my question. Congratulations. Just two, if I might ask -- first, in terms of integration between DG's core platform and MediaMind, as well as your SmartJog announcement this morning, can you talk about what kind of platform integration, if any, there will be -- meaning is this going to be a create once, deliver anywhere type of a back-end interface? And then probably a question for Gal, as a percentage of that $100 million, what percent today is mobile-related, and how does that break down between US and international?

Scott Ginsburg - DG Fastchannel Inc - Chairman, CEO

So let me -- I'll take the first part, and then Gal, you can tackle the last one. So Darren, good morning to you as well. We have begun the integration between the SmartJog platform and the DG ad serving platform so that Phase 1 is the interlink the broadcast content distribution business in the next quarter. So we expect by the end of Q3 to be able to launch and deliver to -- across global broadcast distribution footprint.

On a longer view, Gal and I spent a lot of time looking at how we can bring process improvements to an agency. What I saw in MediaMind's platform is -- it's truly an operational platform inside of an agency to manage trafficking, so we see that there is an opportunity to integrate both the TV side and the online side, and those are the innovations that we'll be working on as a joint Company.

Gal Trifon - DG Fastchannel Inc - Chief Digital Officer

Darren, if I can step in, just on the integration side, we feel there is amazing opportunity. DG manages a significant amount of digital video assets, and these are the same assets that advertisers look to bring online, and our platform delivers digital advertising assets very effectively, so just connecting to that creative repository will allow DG's clients to expand each campaign that they run relatively easily into an online advertising campaign. That's a lot of what currently is the early-stage attempts of TV advertisers when they expand into online video.

In terms of mobile and MediaMind, mobile does not represent a significant share of our revenue at this point, but it does represent a very fast-growing opportunity. Mind you, MediaMind is very focused on building solutions that help advertisers manage fragmentation effectively. In new channels like mobile, it's very typical the early emergence of the channel is done through ad networks that handle fragmentation very differently. And typically the opportunity for a Company like us comes when there's a lot more for advertisers to choose from, and they need a platform to help them execute in all these different alternatives, simultaneously and consistently, to deliver the same ad on multiple ad networks, multiple publishers, that we can all sell them enough inventory.

It's only now that the industry is shaping up towards that being the opportunity. Until now, mobile was very concentrated around a few key networks, and it's not going to be the future, we're sure. So, very excited about the future with mobile -- so far, relatively small share of total revenue.

Darren Aftahi - Northland Securities - Analyst

Great. just to add a follow-up, maybe to Neil and Gal, what's the timing on an integrated MediaMind/DG platform, if you will? I know you said broadcast globally at the end of 3Q. Is that end of the year?

Neil Nguyen - DG Fastchannel Inc - Pres., COO

Darren, I think it's a little early. We'd like to take a little time before during this period to figure some of that out, but we will look for those early opportunities to integrate our business, especially around the online video area. As you know, we have a large, significant amount of TV assets that can be used for pre-rolls, mid-rolls, and post-rolls, so those are the first areas of attack that we'll look to. And then we'll look to the -- Gal has a fantastic R&D team in Tel Aviv, and we'll be looking to leverage their core competency to help us come up with these integration points.

Darren Aftahi - Northland Securities - Analyst

Great, thanks.

Operator

Mark Skitovich with Piper Jaffray.

Mark Skitovich - Piper Jaffray - Analyst

Hi, guys. Echo the congratulations as well. Just a couple brief questions. Just looking at the accretion expectations next year, obviously the online rich media business is clearly a much higher cost sales model then your ad distribution business. I'm just curious how you see this integrating with of the overall business, and maybe you can speak specifically to your accretion expectations next year? If you expect some of that accretion to come through in terms of saving on the selling and marketing side. I know MediaMind has roughly 60% of their revenue is spent on sales and marketing. I'm just curious if there's any expectation built in there, or if that sort of higher cost sales model should continue over the next couple of years?

Omar Choucair - DG Fastchannel Inc - CFO

Good morning, Mark, and thanks for the question and participating in the call. When the Company looked as we talked about looking at the MediaMind asset, obviously we looked into all components, whether it was the financing component and actually how it's going to be integrated financially into the business. And you're right to point out that on a percentage of revenues, that the MediaMind's business does have a higher percentage related to the sales and marketing effort. I think it's really a function of just nature of the business in the global profile, if you will, of that business.

And I guess as we look at combining the MediaMind business into the DG business, the Company has identified about $15 million of operating synergies, and those are going to be sprinkled through the income statement, with items up in the cost of sales line and then items in G&A, et cetera.

I think over -- as Neil mentioned, over the next 30 days after we get the transaction closed, I think we'll be in a much better position to talk in much more depth and detail in terms of line-by-line categories, in terms of how we think it's going to fit. But for today, we've identified and feel comfortable with $15 million of cost synergies, which we expect will be actually taking action off of realized within 12 months after the transaction is closed.

So anyway, hopefully that gives you a little feedback in terms of how we think the income statement and how the business integrate from a financial point of view.

Mark Skitovich - Piper Jaffray - Analyst

Yes, that's helpful Omar, thanks. And then I was also hoping you could provide a little more specifics on the SmartJog partnership and how you might see that scaling over the next couple of years. Neil, I know you mentioned Q3, you expect to see some benefit there, or at least things up and running, but maybe you could just back up here a little bit and talk about sort of the challenges of expanding your ad distribution business in markets outside of North America and sort of how this SmartJog partnership, combined with, I think maybe just MediaMind opening some doors for you, sort of the scale over in the next year or 2? Thanks.

Neil Nguyen - DG Fastchannel Inc - Pres., COO

Thanks, Mark. So as we plan this out, we wanted to solve the technology solution for delivering content on a global basis. And it's a fragmented, global market, and therefore, we needed a foundation to launch our business from. I'm bullish on the plan to get our delivery network ubiquitously deployed over the rest of this year and into the end of 2012. With MediaMind, which is very critical to our strategy, overnight, we'll have 37 offices around the world to begin customer and customer service development for broadcast television. And in these regional and territory markets around the world, we're hopefully seeing that some of the agencies that handle broadcast also handle digital, so it will give us an opportunity to cross sell our traditional delivery service -- or distribution service -- with existing customer base from MediaMind.

So as we move out on a global basis, there'll be an opportunity for us to deploy our dual edged server network in conjunction with the SmartJog technology in the key markets. We see an opportunity to leverage some cloud technologies as part of this, in conjunction with the joint engineering efforts between TDF's engineering organization, and DG's engineering organization, and so we'll look to build a really robust platform, even more so than today, as in our press release we shared with you that SmartJog is a proven platform. It is currently delivering over 50,000 hours of high-quality assets, like movies, dailies over their platform, around the world on behalf of some of the most high value contents from the entertainment community today.

Mark Skitovich - Piper Jaffray - Analyst

Super. That' s helpful, thanks.

Neil Nguyen - DG Fastchannel Inc - Pres., COO

Sure thing.

Operator

Koji Ikeda with Roth Capital.

Rich Ingrassia - Roth Capital Partners - Analyst

Actually, it's Rich Ingrassia here. Good morning, everybody.

Scott Ginsburg - DG Fastchannel Inc - Chairman, CEO

Hey, Rich.

Rich Ingrassia - Roth Capital Partners - Analyst

Congratulations. A number of my questions have already been answered, but just to follow on the last one, Neil and maybe Omar, can you update maybe your forecast for costs and infrastructure buildup that you might require for the international expansion? Now, obviously the sales presence is going to be there immediately, but in rolling out your core TV and distribution business worldwide, what do you expect your CapEx to be now? Is it any different over the next couple of years than you'd already projected?

Omar Choucair - DG Fastchannel Inc - CFO

Hi, Rich. Thank you for that phone call. Obviously, as we've talked over the last several quarters, we've been very focused on how we efficiently and economically roll out our deployment of our international strategy. And I think Neil and Scott and the entire team have really taken a look, and we fielded numerous calls and discussions about exactly how we're going to do this. I think we've tried to explain to everyone that there were multiple doors that we could go through, and I think we've determined that this is the best, most efficient door that we could go through, and that's to partner with SmartJog. I think, as Neil mentioned, that we are going to be able to go off to the races immediately with respect to our content delivery between the states and between all these countries. Obviously with Gal's team and all the immediate 37 offices that we have, it obviously will accelerate that position.

Scott Ginsburg - DG Fastchannel Inc - Chairman, CEO

And obviously that, Rich, lowers also our capital expenditure costs, and the risks associated with spending that money and so on and so on.

Rich Ingrassia - Roth Capital Partners - Analyst

Got it. Okay. Thank you. A question for Gal, maybe. Well, obviously, this deal makes DG's small competitors look very one-dimensional. But from your perspective, how do you see this changing your competitive positioning versus the DoubleClicks and the Atlases of the world?

Gal Trifon - DG Fastchannel Inc - Chief Digital Officer

I think it's very exciting. First, our initial position is strong. We benefit from a position of neutrality and innovation, and we're experiencing great momentum as a result. What this does is without really jeopardizing any of these factors, we're remaining neutral to the buy side and to the sales side and we're remaining focused on innovation. We're suddenly having access to the TV opportunity, new clients, new assets that we do not believe Atlas or DoubleClick under Google or Microsoft are currently servicing. We both increased our scale, and that's an important factor in this market, when you're presenting yourself as a challenging independent competitor, having more scale will help, and having more sustainable future will go a long way. It's part of why we went public, and this is just another step in that same direction.

And then just building on this vision of convergence of TV and online, if we can begin thinking and generate thought leadership around it, and just be first to market with this, we believe it's huge. It's huge, and we feel our advertising agency clients will appreciate the opportunity of working with us towards creating that vision. In terms of market position, addressable opportunities, we are very excited. Nothing is destructed, and there's only the new added stuff that we can use to compete.

Rich Ingrassia - Roth Capital Partners - Analyst

Okay, thanks. Congratulations again. I wish I would've followed you guys around a little more closely when you were together at our conference in March.

Unidentified Company Representative - DG Fastchannel Inc

Operator, will take next question please.

Operator

Mitch Bartlett with Craig-Hallum.

Mitch Bartlett - Craig-Hallum Capital Group - Analyst

Good morning. I just wondered -- you talked about the 37 sales offices around the country -- or around the world -- but what's the degree of integration of the sales forces between the 2 companies? Will they be cross trained on the different products? Or is this just a relationship, business relationship that each can bring to the other?

Neil Nguyen - DG Fastchannel Inc - Pres., COO

Good morning. I think there will be opportunities to build a cross-selling sales force in certain key markets. I think that's what we'll focus on. We'll develop specialized niche sales teams, specifically focused on our respective business lines. There are clients that have unique needs and unique sales requirements, but for the major strategic accounts, which ultimately ends up at the advertisers level, there'll be an opportunity for us to build a joint sales force and cross train on a singular-solution, focused delivery.

Mitch Bartlett - Craig-Hallum Capital Group - Analyst

Great. And my second question is on the SmartJog. It's kind of two-pronged. The 700 locations that it delivers into, if you're looking at the, a global network that you'll someday want to serve, what level of penetration does that really represent? And are there other SmartJogs out there?

Scott Ginsburg - DG Fastchannel Inc - Chairman, CEO

Let me make sure I understand your first question, Mitch. Could you repeat that little -- would you repeat that for us one more time, please?

Mitch Bartlett - Craig-Hallum Capital Group - Analyst

On the SmartJog, we're talking about. I'm trying to understand -- their footprint, their penetration into the global media landscape is what? You said that you would want to expand beyond that using cloud-based solutions. I'm just wondering if their presence, are there other SmartJogs out there that you can partner with that also expand your footprint beyond that, or will cloud be the way you go further?

Scott Ginsburg - DG Fastchannel Inc - Chairman, CEO

Well, I think that there are -- as I look at the question, it's kind of a multidimensional question. We believe that our commercial relationship with SmartJog will initially bring in 200 locations, serving between 800 and 900 broadcast locations. We further believe that with the partnership, that we will be able to begin deploying beyond simply that number of locations and that number of stations.

And so for those of you -- and I know there's a few of you out there --that recall back a few years ago when we called for universal deployment of the DG Spot Box, that we went on a drive to get it deployed here in the US. In 2003, 2004, we were only deployed to about 40% of the US broadcast locations. And over a short period of time, we deployed it, and became universally deployed on behalf of then our SD business. So, what I would suggest is that once again, we will seek universal deployment, first in Europe, and then expanding around the globe in other key markets, fast-growing markets, in which we'll be looking at Latin America as well as Asian Pacific area.

So I would only suggest that we don't have for you today more than the desire to do it, the footprint that will be delivered upon over the next 30 and 60 and 90 days. And during that period of time, we will again identify where we'll be going and how we'll get there. But the essence of what we're doing is we're deploying the DG network. The DG network is the most robust network, powerful computers sitting behind the firewalls at broadcast locations throughout North America, and now throughout the world. Our communication layer with those locations throughout the world, as well as the US, continues to evolve. Many people want to think of us as our legacy being just satellite, but the fact is that a preponderance of our deliveries are now based on an Internet delivery model.

So we think that communication layer sometimes people confuse that with, well, what involvement do you have with the cloud? We have a private cloud at the current time, and that will also evolve over time. But the essence of it is that we have a very, very powerful computer connected to our NOCs, our network operating centers, and have the ability to give visibility to our brand owners now, not just on behalf of the North American market, but on behalf of the entire global marketplace.

Mitch Bartlett - Craig-Hallum Capital Group - Analyst

Great, thanks, Scott.

Scott Ginsburg - DG Fastchannel Inc - Chairman, CEO

Yes, thanks, Mitch.

Okay, well Operator, thank you very much for -- we're going to conclude this session. We thank everybody for joining us, and look forward to reporting to you. And again, on behalf of those of us in Dallas and in Tel Aviv and around the world, we thank you for joining us today.

Operator

This concludes today's conference. You may now disconnect, and have a wonderful day.

This transcript is for informational purposes only and is not a recommendation or solicitation with respect to the tender offer to be commenced by DG FastChannel, Inc. for all of the outstanding shares of common stock of the Company. At the time the planned offer is commenced, an affiliate of DG FastChannel, Inc. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to stockholders of the Company at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov and may also be obtained by contacting the information agent for the tender offer (when one is selected) or by contacting the Company’s Investor Relations Department at (212) 871-3953.